GLOBAL INNOVATIVE PLATFORMS INC.

149 James Place

Orlando, Florida 32751

(321) 230-3739

May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Global Innovative Platforms Inc.

Form 1-A Offering Statement File No. 024-12570

Request for Acceleration of Qualification

Ladies and Gentlemen:

Pursuant to Rule 252(g) of Regulation A under the Securities Act of 1933, as amended, Global Innovative Platforms Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the qualification of the Company’s Offering Statement on Form 1-A (File No. 024-12570), including all amendments and exhibits thereto (the “Offering Statement”), to be effective as of May 14, 2025, at 2:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

●	The Company may not assert staff comments or the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Sincerely,

Global Innovative Platforms Inc.

/s/Andrew Brown

Andrew Brown, CEO